                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                               IPC HOLDINGS, LTD.
                                (NAME OF ISSUER)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   G4933P 10 1
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                August 11, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

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---------------------
CUSIP NO. G4933P 10 1
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware, U.S.A.
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power
                          15,397,000
                     -----------------------------------------------------------
Number of Shares     (8)  Shared Voting Power
Beneficially Owned        0
By Each Reporting    -----------------------------------------------------------
Person With          (9)  Sole Dispositive Power
                          15,397,000
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     15,397,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------



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This Amendment No. 8 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc. ("AIG") amends Item 4 of
AIG's Statement on Schedule 13D (the "Statement") originally filed by AIG on April 9, 1996 and as amended by Amendment No. 2 filed on June 5, 1996, Amendment No. 3 filed on December 19, 2001, Amendment No. 4 filed on December 20, 2005, Amendment No. 5 filed on April 20, 2006, Amendment No. 6 filed on August 8,
2006 and Amendment No. 7 filed on August 10, 2006. The Statement relates to the common shares, par value $.01 per share ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation (the "Company"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

      Item 4. Purpose of Transaction.

          Item 4 is hereby amended to add the following:

On August 11, 2006, Citigroup Global Markets, Inc. ("Citigroup") as representative of the several underwriters, in connection with AIG's public offering of the Common Shares it owns, notified AIG of its intention to exercise the over-allotment option to purchase 2 million Common Shares owned by AIG at a price of $27.00 per share. The offering (including the exercise of the over-allotment option in full) is expected to close on August 15, 2006.

Giving effect to such sale (including the exercise of the over-allotment option in full), AIG expects that it will no longer have beneficial ownership of any Common Shares, and accordingly it will no longer be subject to the requirement to file a Schedule 13D.

Notwithstanding the foregoing, AIG may determine to change its investment intent with respect to the Company at any time in the future. In reaching any conclusion as to its future course of action, AIG may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to AIG, developments with respect to the business of AIG, and general economic and stock market conditions, including, but not limited to, the market price of the Common Shares and of its own stock. AIG reserves the right, based on all relevant factors, to acquire additional Common Shares in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of Common Shares, or to change its intention with respect to any or all of the matters referred to in this Item.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 11, 2006

                                      AMERICAN INTERNATIONAL GROUP, INC.


                                      By: /s/ Kathleen E. Shannon
                                          --------------------------------------
                                      Name: Kathleen E. Shannon
                                      Title: Senior Vice President and Secretary


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